Exhibit (d)(6)

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is entered into as of March 25, 2005, (“Effective Date”) between Gerardo Capiel, an individual residing at 1346 Noe Street, California (“Executive”), and Acxiom Corporation, a Delaware corporation (“Acxiom”). Executive and Acxiom are from time-to-time referred to individually herein as a “Party” and collectively as the “Parties.”

WHEREAS, Executive is a co-founder of Digital Impact, Inc. (“DI”), is generally considered an integral part of the value of the company in the public view, and substantially contributed to the development and goodwill of DI; and

WHEREAS, Acxiom has contemporaneously entered into a definitive agreement with respect to a merger with DI pursuant to which Acxiom will acquire all the stock of DI owned by Executive; and

WHEREAS, Acxiom would not enter into the definitive merger agreement with DI (the “Merger Agreement”) absent Executive’s agreement to the terms and conditions of this Agreement; and

WHEREAS, Executive seeks some assurance of salary continuation in the event of a separation from employment with Acxiom not due to his own fault; and

WHEREAS, Acxiom seeks to provide such assurance in exchange for the consideration provided herein.

NOW THEREFORE, in consideration of the promises, mutual covenants and agreement contained herein and for other good and adequate consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Non-Competition and Non-Solicitation.

1.1 Non-Competition. Executive acknowledges that: (a) his services, expertise, ideas and experience are considered part of the goodwill acquired by Acxiom in the Merger Agreement; (b) the business of Acxiom is national in scope and its respective products are marketed and sold throughout the United States; (c) Acxiom competes with other businesses that are located throughout the United States; and (d) the provisions of this Section 1 are reasonable and necessary to protect Acxiom’s business. In consideration of the foregoing acknowledgements by Executive, and in consideration of the compensation and benefits to be paid or provided to Executive by Acxiom, Executive covenants and agrees that through the later of (x) the duration of his term of employment with Acxiom, or (y) a period of three (3) years after the Effective Time (as such term is defined in the Merger Agreement), Executive will refrain from carrying on or engaging in the provision of e-mail marketing products or services that compete with the e-mail marketing products or services of Acxiom, including, without limitation, becoming an employee, owner, investor (except for passive investments of not more than three percent (3%) of the outstanding shares of any publicly traded corporation or one percent (1%) of a privately-held entity), officer, agent, partner, contractor, consultant, or director of, or other participant in, any firm, company, partnership, person or other entity in any geographic area within the United States which is engaged in the provision of e-mail marketing products or services that compete with the e-mail marketing products or services of Acxiom (a “Competing Company”); provided, however, that following his termination of employment with Acxiom (i) Executive shall be permitted to work for a Competing Company whose primary business is not providing e-mail marketing products or services that compete with the e-mail marketing products or services of Acxiom, so long Executive does not engage in a business that makes such entity a Competing Company, and (ii) Executive may also receive and hold in such situation equity in the Competing Company that he obtains in connection with such employment.

1.2 Non-Solicitation. For a period of one (1) year after termination, Executive will not directly or indirectly: (a) solicit or hire any US based employee of Acxiom or its affiliates; or (b) induce any US based employee of Acxiom or its affiliates to engage in any activity in which Executive is prohibited from engaging by Section 1.1 above; (c) induce any US based employee of Acxiom or its affiliates to terminate his or her employment with Acxiom; or (d) use or permit the name of Executive to be used in connection with any business or enterprise which competes with Acxiom.

1.3 Interpretation. It is expressly understood and agreed that: (a) although Executive and Acxiom consider the restrictions contained in this Section 1 to be reasonable, if a final determination is made by a trier of fact and law as set forth herein that the time or territory or any other restriction contained in this Agreement is unenforceable, this Agreement shall not be rendered void but shall be deemed to be enforceable to such maximum extent as such court may judicially determine or indicate to be enforceable; and (b) if any restriction contained in this Agreement is determined to be unenforceable and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

1.4 Remedy for Breach. Executive further agrees that in the event of any breach of Section 1, Acxiom will suffer irreparable harm and that the Company shall be entitled to injunctive relief from a court of competent jurisdiction, in addition to such other and further relief as may be proper.

1.5 Notification of Future Employment. In furtherance of the provisions of section 1.1, Executive agrees to provide Acxiom with written notice of any employment activities, whether as an employee, contractor or consultant, or any new business venture in which he is an owner, investor or partner within fifteen (15) days of agreeing to accept such employment or participate in such venture.

2. Severance.

2.1 Severance Obligations. In the event of termination of Executive within three (3) years of the Effective Date by Executive for Good Reason, as defined in section 2.4, or by Acxiom without Cause, also defined in section 2.4, Acxiom shall provide to

Executive: (i) 100% of Executive’s annual Base Salary, as such term is defined in the offer letter by and between Acxiom and Employee of even date herewith (the “Offer Letter”), as adjusted to reflect any subsequent increases in Base Salary or Cash Incentive Opportunity, as such terms are defined in the Offer Letter; (ii) payments of the next four quarters of Executive’s Cash Incentive Opportunity (as defined in the Offer Letter), but only to the extent active Acxiom employees receive a payout pursuant to their Cash Incentive Opportunity, (iii) a net lump sum payment equal to the cost of twelve (12) months of health, dental and vision coverage continuation according to the elections in place immediately prior to Executive’s termination; provided that, Executive is eligible for and elects COBRA continuation for such plans; and (iv) subject to Executive entering into a release of claims in favor of Acxiom, 100% vesting acceleration of all equity compensation, including DI restricted stock that was converted into restricted merger consideration pursuant to the Merger Agreement (collectively the “Severance Payments”).

2.2 Maximum Payment. The Severance Payments available to Executive under this section 2 are the sole and exclusive severance payments and benefits to which Executive may be entitled upon termination except that Executive may be entitled to certain severance and benefits pursuant to the Retention Agreement (“Retention Agreement”) entered into by and between Executive and DI. Should payment under the Retention Agreement be required according to its terms, the amount of the Severance Payment due under the terms of this Agreement shall be decreased by all payments made pursuant to the Retention Agreement. Executive shall not be entitled to receive any other severance-related payments or benefits under any other plan or agreement which may from time to time be made available to other employees of Acxiom.

Notwithstanding anything to the contrary in this Agreement, if there are payments to the Executive which constitute “parachute payments,” as defined in Section 280G of the Code, and the net after-tax amount of any such parachute payments is less than the net after-tax amount if the aggregate payments made to Executive were three times Executive’s “base amount” (as defined in Section 280G of the Code), less $1.00, then the payments made to the Executive shall be limited to one dollar ($1.00) less than the amount that would cause the payments to the Executive (including payments to the Executive which are not included in this Agreement) to be subject to the excise tax imposed by Section 4999 of the Code. The determinations to be made with respect to this Section 2.2 (other than any determination as to which parachute payments shall be reduced, which shall be made by Executive in his sole discretion) shall be made by Acxiom’s independent accountants, which shall be paid by Acxiom for the services to be provided hereunder. For purposes of making the calculations required by this Section, the accountants may make reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code.

2.3 Time of Payments. Acxiom shall make payment of one half (1/2) the Base Salary component of the Severance Payments within fifteen (15) days of a qualifying termination of Executive. Acxiom shall make payment of the remaining one half (1/2) of the Total Base Salary component of the Severance Payments within one hundred and eighty (180) days of termination of Executive. Acxiom shall pay any amounts due to the

Cash Incentive Opportunity component of the Severance Payments at the same time such payments are made to Acxiom active employees.

2.4 Definitions.

(a) “Good Reason” means: (i) the removal of Executive from his position or such comparable position he is occupying without Executive’s prior written consent; (ii) a reduction by Acxiom of Executive’s Base Salary or Cash Incentive Opportunity below the amount set forth in the Offer Letter unless such reduction in pay is generally applicable to all employees of Acxiom at Executive’s level; (iii) a material reduction by Acxiom in the kind or level of employee benefits to which Executive is entitled immediately prior to such reduction, unless such reduction is generally applicable to all employees of Acxiom at Executive’s level; (iv) a relocation of the office of Acxiom where Executive is employed to a location which is more than thirty-five (35 miles away from such office or Acxiom’s requiring Executive to be based more than thirty-five (35) miles away from such office (except for required business travel, to the extent substantially consistent with the level of Executive’s business travel for Digital Impact, Inc. prior to the date of this Agreement); (v) any purported termination of Executive by Acxiom for Cause wherein the facts, events and/or circumstances relied upon by Acxiom are determined by a court of competent jurisdiction not to constitute Cause, as defined herein; or (vi) the failure of any successor to Acxiom to expressly assume in writing Acxiom’s obligations under this Agreement within 10 days following the transaction in which such entity becomes Acxiom’s successor.

(b) “Cause” shall be defined as: (i) any grossly negligent, willful or intentional violation by Executive of any law or regulation applicable to the business of Acxiom or its affiliates; (ii) any willful misconduct which is a material breach of Executive’s corporate or fiduciary duty or is materially injurious to Acxiom, its financial condition or its business reputation; (iii) Executive’s conviction of, or guilty plea to, any felony, (iv) any material breach by Executive of this Agreement, or a material breach of any applicable non-competition, invention assignment, confidentiality or similar written agreement between Acxiom and Executive; (v) Executive’s intoxication while performing duties for Acxiom or unlawful use of drugs or other controlled substances at any time that, in any case of the foregoing, is materially injurious to Acxiom, its financial condition or its business reputation, (vi) the willful failure or refusal of Executive to substantially perform the material duties reasonably required of Executive as an employee of Acxiom that are consistent with Executive’s position with Acxiom; provided, however, that failure or refusal to engage in business travel substantially inconsistent with the level of Executive’s business travel for Digital Impact, Inc. prior to the date of this Agreement shall not constitute Cause; provided, however, that the Parties agree that in the case of “Cause” as specified in Sections 2.4 (b) (iv) and (vi), Executive may only be terminated for Cause after receiving written demand for performance from Acxiom describing the purported grounds for Cause and providing at least fifteen (15) days to cure the failure.

3. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the law (other than the law governing conflict of law questions) of the State of California. Acxiom and Executive irrevocably submit to the non-exclusive jurisdiction of any State or Federal court sitting in Santa Clara County, California with respect to enforcement or appeal of any award or remedy issued pursuant to this Agreement.

4. Severability. If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflict of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative or unenforceable provision had never been contained herein and such provision shall be reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.

5. Survival. The provisions of this Agreement which have continuing effect, including but not limited to, section 1, shall survive the termination or expiration of this Agreement in all events.

6. Entire Agreement. This Agreement and the Offer Letter contains the entire agreement and understanding between Acxiom and Executive with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.

IN WITNESS WHEREOF, the parties hereto have executed or caused to be executed this Agreement as of the date first above written.

ACXIOM

By:	/s/ Jerry Jones

Type Name:	Jerry Jones

Title:	Business Development/Legal Leader

Gerardo Capiel

/s/ Gerardo Capiel

[Signature Page to Employment Agreement]